Filed pursuant to Rule 424(b)(3)
                                                             File No. 333-119338
[LOGO] DEARBORN CAPITAL
       MANAGEMENT, LLC
                                                               November 17, 2005


    SUPPLEMENT DATED NOVEMBER 17, 2005 TO PROSPECTUS DATED SEPTEMBER 1, 2005

Dear Investor(s):

               GRANT PARK FUTURES FUND OCTOBER PERFORMANCE UPDATE

                                                                           2005
FUND                                          OCTOBER           YTD                TOTAL NAV      NAV/UNIT
GRANT PARK FUTURES FUND CLASS A UNITS         -3.38%          -6.01%                 $ 56M       $1,037.179
GRANT PARK FUTURES FUND CLASS B UNITS         -3.45%          -6.74%                 $231M       $  919.670

                                                               2005      % OF
TRADING ADVISORS                             OCTOBER            YTD       FUND
    Rabar Market Research (Div)               -4.76%          -10.89%      20%
    EMC Capital Management (Classic)          -8.56%           -0.18%      21%
    Eckhardt Trading (Global)                 -0.27%           -2.68%      10%
    Graham Capital Management (GDP)            0.20%           -9.25%      21%
    Winton Capital Management (Div)           -3.31%            0.90%      19%
    Saxon Investment Corp (Div)                0.48%          -16.57%       9%

              ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES


The Grant Park Futures Fund sustained trading losses for the month of October. Positions in the stock indices, energies and soft/agricultural commodity sectors recorded setbacks for the month. Profits came from positions in the interest rates, metals and currency sectors.

Long positions in the Asian stock indices were hard hit as concerns over the spread of Avian flu in the region drove the Hang Seng and Nikkei to settle at lower levels for the month. Long positions in European indices also experienced losses as the FTSE and DAX traded lower on disappointing earnings reports and fear of rising interest rates. Long positions in the energy complex posted losses as prices for unleaded gasoline fell after the U.S. Department of Energy
(DOE) reported declines in U.S. demand and as Gulf Coast refinery output gradually increased after the recent hurricanes in the region. Natural gas prices also fell when the DOE released a larger than expected inventory report. Warm weather across regions of the U.S. also pushed prices lower. Additionally, short positions in coffee resulted in setbacks as prices rallied amid concerns over hurricane damage to Central American crops.

On the positive side, favorable news regarding the U.S. economy pushed interest rates higher and sent fixed income prices lower, benefiting short positions. A strong GDP report and a jump in the producer price index sent prices for U.S. 30 year bonds and 10 year notes to lower levels. In London, concerns over higher interest rates in Europe also sent the euribor contract lower. Long positions in the base metals were also profitable as strong demand from China continued to send copper prices higher. Reports of production problems and diminishing inventories of the raw material also contributed to the rise in prices. Prices for nickel and aluminum were also higher, adding to gains. Finally, short positions in the Yen against the U.S. dollar recorded gains as the dollar traded higher on the

            555 West Jackson Suite 600 Chicago, IL 60661 312.756.4450
                          312.756.4452 fax 800.217.7955
      Performance Hotline: 866.516.1574 (Toll Free) www.dearborncapital.com aforementioned strong U.S. economic data. The dollar rallied to two-year highs as the possibility of further U.S. interest rate hikes made dollar-denominated assets more attractive to investors.

OTHER FUND NEWS

In early October 2005, one of Grant Park Futures Fund's ("Grant Park") clearing brokers, Refco, Inc., announced its discovery of certain accounting irregularities relating to certain related party transactions involving alleged fraud on the part of Refco's former chief executive officer. Subsequent to Refco's discovery and announcement of these facts, on October 17, 2005, Refco, Inc. and certain of its affiliates filed for bankruptcy protection. At the time of Refco's bankruptcy filing, Grant Park had approximately 12% of its assets on deposit in separate, segregated accounts at two of Refco's regulated entities which were not included in the bankruptcy filing. In light of these events, Dearborn Capital Management, L.L.C., Grant Park's General Partner, terminated all clearing relationships with Refco, Inc. and its affiliates, and engaged Man Financial, Inc. ("Man"), a subsidiary of ED&F Man, to replace Refco as one of its clearing brokers. UBS Financial Services, Inc. continues to act as Grant Park's other clearing broker. Effective November 1, 2005, all of Grant Park's assets previously held at Refco had been transferred to Man.

Please also feel free to contact our backoffice at funds@dearborncapital.com if you would like access to our website. The website contains daily performance as well as weekly and monthly performance with commentary. Please specify a user ID and password on your request. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450.


Sincerely,

/s/ David Kavanagh

David Kavanagh
President

Enclosures


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
                 FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK
                     AND IS NOT SUITABLE FOR ALL INVESTORS
           THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,
                          OFFERING BY PROSPECTUS ONLY


  DAILY FUND PERFORMANCE IS AVAILABLE ON OUR WEBSITE AT WWW.DEARBORNCAPITAL.COM
     ALONG WITH WEEKLY COMMENTARY. PLEASE E-MAIL FUNDS@DEARBORNCAPITAL.COM
     TO REQUEST ACCESS. WEEKLY PERFORMANCE INFORMATION IS ALSO AVAILABLE ON
    OUR PERFORMANCE HOTLINE AT (312)788-2272 OR (866) 516-1574 (TOLL FREE).



            555 West Jackson Suite 600 Chicago, IL 60661 312.756.4450
                          312.756.4452 fax 800.217.7955
      Performance Hotline: 866.516.1574 (Toll Free) www.dearborncapital.com

                  GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
                                ACCOUNT STATEMENT
                       (PREPARED FROM BOOKS WITHOUT AUDIT)
                               FOR THE MONTH ENDED
                                OCTOBER 31, 2005

STATEMENT OF INCOME
-------------------
                                                      MONTH          YEAR TO DATE         MONTH           YEAR TO DATE
                                                    (A UNITS)          (A UNITS)        (B UNITS)           (B UNITS)
                                                     IN US $            IN US $          IN US $             IN US $
TRADING INCOME (LOSS):
----------------------
Realized Trading Income (Loss)                      (259,843)        (2,025,563)      (1,082,179)         (5,872,004)
Change in Unrealized Income (Loss)                (1,490,707)         1,215,695       (6,208,398)          3,869,198
Brokerage Commissions                                (17,652)          (467,887)         (73,515)         (1,701,752)
Exchange, Clearing Fees and NFA charges              (13,345)           (71,695)         (55,580)           (276,376)
Other Trading Costs                                  (18,046)          (264,491)         (75,157)           (965,844)
Change in Accrued Commissions                        (21,886)             6,447          (91,149)             27,093
                                                  ----------       ------------      -----------       -------------

NET TRADING INCOME (LOSS)                         (1,821,479)        (1,607,494)      (7,585,978)         (4,919,685)
                                                  ----------       ------------      -----------       -------------

OTHER INCOME:
-------------
Interest, U.S. Obligations                            75,775            653,653          315,581           2,425,035
Interest, Other                                       77,942            776,992          324,609           2,874,895
                                                  ----------       ------------      -----------       -------------
TOTAL INCOME (LOSS)                               (1,667,762)          (176,849)      (6,945,788)            380,245
                                                  ----------       ------------      -----------       -------------
EXPENSES:
---------
Incentive Fees to Trading Managers                         0            367,968                0           1,275,708
Administrative Fees                                   11,822            176,495           49,233             640,418
O&O Expenses                                           9,457            106,351          118,160           1,629,567
Brokerage Expenses                                   286,081          3,304,228        1,280,071          12,639,814
Illinois Replacement Tax                                   0                  0                0                   0
                                                  ----------       ------------      -----------       -------------
TOTAL EXPENSES                                       307,360          3,955,042        1,447,464          16,185,507
                                                  ----------       ------------      -----------       -------------
NET INCOME (LOSS)                                 (1,975,122)        (4,131,891)      (8,393,252)        (15,805,262)
                                                  ==========       ============      ===========       =============

STATEMENT OF CHANGES IN NET ASSET VALUE:
---------------------------------------
Beginning Balance                                 57,616,171         69,683,894      239,617,179         219,970,138
Additions                                            777,500          8,124,246        3,576,980          56,249,377
Net Income (Loss)                                 (1,975,122)        (4,131,892)      (8,393,252)        (15,805,262)
Redemptions                                         (781,836)       (18,039,535)      (3,436,370)        (29,049,716)
                                                  ----------       ------------      -----------       -------------
BALANCE AT OCTOBER 31, 2005                       55,636,713         55,636,713      231,364,537         231,364,537
                                                  ==========       ============      ===========       =============
Total Units Held at End of The Period                              53,642.36441                        251,573.33466
Net Asset Value Per Unit                                              1,037.179                              919.670
RATE OF RETURN                                         -3.38%             -6.01%           -3.45%              -6.74%

                     TO THE BEST OF MY KNOWLEDGE AND BELIEF
           THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

                               /S/ David Kavanagh
                               ------------------
                            DAVID KAVANAGH, PRESIDENT

                      FOR DEARBORN CAPITAL MANAGEMENT, LLC
         GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP